December 19, 2018

Leslie Auld
Chief Financial Officer
Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

       Re: Aeterna Zentaris Inc.
           Form 20-F for the Year Ended December 31, 2017
           Filed March 28, 2018
           Form 6-K for the Month of May 2018
           Filed May 7, 2018
           File No. 001-38064

Dear Ms. Auld:

        We have reviewed your December 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2018 letter.

Form 6-K filed May 7, 2018

Exhibit 99.1
Notes to Condensed Interim Consolidated Financial Statements (unaudited) 4 Licensing Arrangements, page 10

1. Please provide us an accounting analysis with reference to authoritative literature supporting your allocation of the $24 million transaction price of $0.4 million to the
      Pediatric Indication and $23.6 million to the Adult Indication. We continue to believe that the transaction price to be allocated at inception of the contract is $24 million, not the $29 million you used to determine an amount of $24.4 million for the Adult Indication. Please tell us:
 Leslie Auld
Aeterna Zentaris Inc.
December 19, 2018
Page 2

             what the stand alone selling prices you determined are for each of the Adult Indication and the Pediatric Indication,
             why you believe a license for the Pediatric Indication was not granted in January
             2018. We note that Section 2 of the license agreement grants a license to use the
             Licensor IPR Package,
             o Licensor IPR Package is defined as intellectual property and other rights
                 Controlled by the Licensor or its Affiliates relating to the Product,
             o Product is defined as including the product developed by the Licensor for the
                 Existing Indications,
             o Existing Indications is defined as the Adult Indication and the Pediatric Indication,
             why $20.2 million is not allocated to the Adult Indication (84% of $24 million) and
             $3.8 million to the Pediatric Indication (16% of $24 million) pursuant to paragraph 76 of IFRS 15,
             you consideration as to whether the license for the Pediatric Indication is a right to access or a right to use, and the reason therefore.
             your basis for a comparison of the relative fair value of the Pediatric Indication to the fair value of the consideration to be received if the product is approved in determining the amount allocated to the Pediatric Indication ($4.6 million - $4.2 million), and your accounting treatment for the amount allocated to the Pediatric Indication if FDA approval is not granted.
       You may contact SiSi Cheng at 202-551-5004 or Lisa Vanjoske at 202-551-3614 if you
have questions.



FirstName LastNameLeslie Auld                                   Sincerely,
Comapany NameAeterna Zentaris Inc.
                                                                Division of
Corporation Finance
December 19, 2018 Page 2                                        Office of
Healthcare & Insurance
FirstName LastName